File No. _____________

UNITED STATES OF AMERICA BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of

Berkshire Partners LLC

200 Clarendon Street
35th Floor
Boston, MA 02116

APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING BERKSHIRE PARTNERS LLC FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

Please send all communications to:

Zachary G. Parks	Sharlyn C. Musslewhite
Meredith Rolfs Severtson	Reuben B. Ackerman
Covington & Burling LLP	Berkshire Partners LLC
One CityCenter	200 Clarendon Street
850 Tenth Street, NW	35th Floor
Washington, DC 20001	Boston, MA 02116

This Application, including Exhibits, consists of 19 pages

Exhibit Index appears on page 15

UNITED STATES OF AMERICA BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of BERKSHIRE PARTNERS LLC	) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING BERKSHIRE PARTNERS LLC FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

I.	PRELIMINARY STATEMENT AND INTRODUCTION

Berkshire Partners LLC (the “Adviser” or the “Applicant”) hereby applies to the Securities and Exchange Commission (the “Commission”) for an order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the “Act”), and Rule 206(4)-5(e), exempting the Adviser from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Act for investment advisory services provided to the government entity described below following a contribution to a candidate for state office by a covered associate as described in this Application (the “Application”), subject to the representations set forth herein.

Section 206A of the Act authorizes the Commission to “conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

Section 206(4) of the Act prohibits investment advisers from engaging “in any act, practice, or course of business which is fraudulent, deceptive, or manipulative,” and directs the Commission to adopt such rules and regulations, define, and prescribe means reasonably designed to prevent, such acts, practices or courses of business. Under this authority, the Commission adopted Rule 206(4)-5 (the “Rule”) which prohibits a registered investment adviser and an exempt reporting adviser from providing “investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser.”

The term “government entity” is defined in Rule 206(4)-5(f)(5) as including any agency, authority, or instrumentality of a state, or a pool of assets sponsored or established by a state or political subdivision, or any agency, authority or instrumentality thereof, including a defined benefit plan. The definition of an “official” of such government entity in Rule 206(4)-5(f)(6)(i) and (ii) includes any candidate for an elective office which is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a government entity, or which has authority to appoint a person with such responsibility or influence. The “covered associates” of an investment adviser are defined in Rule 206(4)-5(f)(2)(i) as including its managing member, executive officer or other individuals with similar status or function as well as any employee who solicits a government entity on behalf of the investment adviser and any person who supervises, directly or indirectly, such employee. Rule 206(4)-5(f)(4) defines “executive officer” as “(i) The president; (ii) Any vice president in charge of a principal business unit, division or function (such as sales, administration or finance); (iii) Any other officer of the investment adviser who performs a policy-making function; or (iv) Any other person who performs similar policy-making functions for the investment adviser.” Rule 206(4)-5(c) specifies that, when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool will be treated as providing advisory services directly to the government entity. “Covered investment pool” is defined in Rule 206(4)-5(f)(3)(ii) as including any company that would be an investment company under Section 3(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), but for the exclusion provided from that definition by Section 3(c)(7) of the 1940 Act.

Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a de minimis threshold, were made by a person more than six months before becoming a covered associate unless such person, after becoming a covered associate, solicits clients on behalf of the investment adviser, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions. Should no exception be available, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or unconditionally grant, an exemption from the Rule 206(4)-5(a)(1) prohibition on compensation.

In determining whether to grant an exemption, the Rule contemplates that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (e.g., Federal, State or local); and (vi) the contributor’s apparent intent or motive in making the contribution that resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

Based on these considerations and the facts described in this Application, the Applicant respectfully submits that the relief requested herein is necessary and appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicant requests an order exempting it to the extent described herein from the prohibition under Rule 206(4)-5(a)(1) to permit it to receive compensation for investment advisory services provided to the Client (as defined below) within the two-year period following the contribution identified herein to an official of such government entity by a covered associate of the Applicant.

II.	STATEMENT OF FACTS

A.	The Applicant

The Adviser, Berkshire Partners LLC, is a Massachusetts limited liability company registered with the Commission as an investment adviser under the Act. The Applicant provides discretionary investment advisory services to institutional investors and private funds and has aggregate assets under management of approximately $26.8 billion. Certain of these funds are covered investment pools as defined in Rule 206(4)-5(f)(3)(ii).

B.	The Contributor

The individual who made the campaign contribution that triggered the compensation ban (the “Contribution”) is Christopher Hadley (the “Contributor”). The Contributor is a managing director of the Adviser, a position he has held for approximately 20 years. At the time of the Contribution, the Contributor was the chair of the Adviser’s investment committee and a member of its governance and planning committee. The Contributor’s day-to-day activities include identifying and pursuing new deals and investments in portfolio companies, investment decision-making, and firm management and governance. The Contributor participates in occasional calls with investors in the funds advised by the Applicant to provide updates on the Adviser’s business, market trends, investment performance, and other matters. At the Applicant’s annual meeting, the Contributor also participates in and makes substantive presentations to limited partner investors in the funds advised by the Applicant regarding valuation, the investment portfolio, and fund performance. Further, the Contributor participates in other periodic meetings with representatives of limited partners in the funds advised by the Applicant, including government entities, to provide those limited partners with updates on the activities of the funds and their portfolio companies, including the related valuations of those companies. Together with other managing directors and in coordination with the Applicant’s investor relations department, he also responds on occasion as needed to requests for meetings and information from various limited partners and prospective limited partners. Since September 1, 2025, the Contributor has also become a co-managing partner of the Adviser, taking on additional internal governance responsibilities, including oversight of business strategy and priorities, fund management, budgeting, and personnel matters. The Contributor continues to hold the title of managing director.

The Contributor is, and at the time of the Contribution was, an executive officer of the Adviser under Rule 206(4)-5(f)(4) and thus by definition is and at all relevant times was a covered associate pursuant to Rule 206(4)-5(f)(2)(i).

C.	The Government Entity

The Massachusetts Pension Reserves Investment Trust Fund (the “PRIT Fund” or “Client”) is a government entity as defined in Rule 206(4)-5(f)(5)(i).1 The Client is a limited partner in six funds that are advised by the Applicant. The Client invests assets on behalf of Massachusetts public employee pension systems.

D.	The Recipient

The recipient of the Contribution was the Shortsleeve Committee (the “Recipient”), a Massachusetts candidate’s committee for gubernatorial candidate Brian Shortsleeve (the “Official”) registered with the Massachusetts Office of Campaign and Political Finance.

While the Official does not currently hold elected office, he is, and at the time of the Contribution was, a candidate for the office of Governor of Massachusetts. Under Massachusetts law, the investment decisions for the Client, including the hiring of an investment adviser, are overseen by the Massachusetts Pension Reserves Investment Management Board (the “MassPRIM Board”), a nine-member board. The MassPRIM Board is directly or indirectly responsible for, or can influence the outcome of, the Client’s hiring of an investment adviser. The MassPRIM Board includes the Governor or the Governor’s designee, as well as two members appointed by the Governor. Due to the Governor’s (or Governor’s designee’s) seat on the board and the Governor’s power of appointment, a candidate for Governor such as the Official is an “official” of the Client as defined in Rule 206(4)-5(f)(6)(i) and (ii).

E.	The Contribution

The Contribution that implicated Rule 206(4)-5’s prohibition on compensation under Rule 206(4)-5(a)(1) was given on August 27, 2025 in the amount of $1,000 to Recipient.

The Contributor made the Contribution after a longtime personal friend whom the Contributor has known since graduate school invited the Contributor to donate to the Official’s campaign and attend a campaign event, cohosted by the personal friend, and in support of the Official’s candidacy. The Contributor is acquainted with the Official because the Contributor’s and Official’s children attend or have attended the same school and both the Contributor and the Official sit on the board of trustees of the school. After receiving the invitation, the Contributor made the Contribution via an online link included in the invitation received from the Contributor’s friend. The Contributor did not ultimately attend the fundraising event.

The Contribution to the Recipient was made for purely personal reasons and was unrelated to the Adviser’s business interests. Because the Contributor was solicited to make the Contribution by a personal friend, and because the Contributor is personally acquainted with the Official, he agreed to make the Contribution without recognizing that it was a political contribution subject to the Adviser’s political contributions policy, as described further below.

1 The government entity invests in the Adviser’s “covered investment pool.” Rule 206(4)-5(c) states that, “an investment adviser to a covered investment pool in which a government entity invests or is solicited to invest shall be treated as though that investment adviser were providing or seeking to provide investment advisory services directly to the government entity.” Therefore, we define the government entity as “Client.”

The Contributor did not solicit any other persons to make contributions to the Recipient or Official and did not arrange any introductions to potential supporters. To the best of his recollection, the Contributor has not communicated or interacted with the Official aside from exchanging greetings and participating in board meetings in the context of his children’s school, and has not discussed the Official’s candidacy with the Official. The Contributor never informed the Client or its relationship managers at the Adviser of the Contribution. At no time did any employees of the Adviser other than the Contributor have any knowledge that the Contribution had been made prior to its discovery by the Adviser in October 2025 as described herein.

F.	The Investments of the Client with the Adviser

The Client has been an investor in the Adviser’s funds since 2002. The Client invests as a limited partner in six funds that the Adviser manages. Although the Client transferred a pre-existing investment into a separate investment fund advised by the Applicant in December 2025, the Client’s most recent commitment to invest new funds with the Adviser occurred in 2018, well before the Official initiated his campaign for Governor of Massachusetts. The December 2025 transfer was a continuation fund transaction offered to all existing limited partners on generally applicable terms.

The Contributor’s contacts with the Client over the course of the Adviser’s relationship with the Client have been limited and infrequent. The Contributor does not manage the Adviser’s relationship with the Client. The Client is a member of a limited partner advisory committee for two of the Adviser’s funds. The Contributor is not a member of these advisory committees. While the Contributor has attended and presented at meetings of fund advisory committees of which the Client is a member, minutes from those meetings indicate that the Contributor last attended a meeting at which a representative of the Client was present in February 2022. In addition, the Contributor has not participated in one-on-one or small group meetings with representatives of the Client in his capacity as a representative of the Adviser.

Aside from his duties for the Adviser, the Contributor sits on the Board of Trustees of the Dana-Farber Cancer Institute, a private cancer treatment and research center. The Contributor joined the board in 2012. The executive director and chief investment officer of the PRIT Fund is a member of the same board, having joined the board eight years later in 2020. The board currently consists of more than 150 trustees, including honorary trustees. The board meets on a quarterly basis. Both the Contributor and the PRIT Fund executive director are members of the Dana-Farber Cancer Institute board’s investment committee, which has approximately 12 to 14 members at any given time, and which also meets quarterly. Outside of the board and committee meetings, the Contributor has not participated in any one-on-one or small group meetings with the PRIT Fund’s executive director. While the Contributor has had contact with this fellow board member related to their duties for the private cancer treatment and research center, they have not discussed the PRIT Fund’s dealings with the Adviser since the Contribution and, in fact, to the best of the Contributor’s recollection he has never discussed, with this board member, the Applicant’s business with, or services provided to, the PRIT Fund, including as an investor in the Applicant’s funds.

The Contributor and the Client have otherwise had no interaction since the Contribution. The Contributor has never discussed the Contribution with any representative of the Client.

As described below, the Adviser has implemented a procedure to segregate any compensation (including carried interest and management fees) attributable to the Client’s investments in the Adviser’s funds and withhold them from the Adviser pending the resolution of this application.

G.	The Adviser’s Discovery of the Contribution and Response

The Contribution was discovered by the Adviser on October 14, 2025, through a review of a September 29, 2025 report provided by its outside vendor responsible for compiling contribution information from public campaign finance databases. The following day, the Adviser sought a refund from the Recipient on behalf of the Contributor. The refund was confirmed by the Recipient and posted to the Contributor’s bank account the same day.

H.	The Adviser’s Pay-to-Play Policies and Procedures

The Adviser’s Pay-to-Play Policies and Procedures (the “Policy”) were adopted and implemented before the Contribution was made.

The Adviser’s Policy prohibits covered persons (defined to include all firm employes, their spouses or domestic partners, and minor children or other dependents residing in the home) from directly or indirectly making political contributions to any incumbent, candidate, or successful candidate for elective office of a state or municipal office. Any exceptions must be approved by the Adviser’s Chief Compliance Officer.

The Adviser trains all employees on the Policy during its annual compliance training. All employees certify annually that they have reviewed and agreed to abide by the Policy. The Adviser also requires all employees to submit quarterly certifications listing political contributions made during the preceding quarter and certifying compliance with the Adviser’s political contribution policy. The Adviser also sends periodic email reminders of the Policy and the contribution prohibition.

At all times, the Policy has been more restrictive than what was contemplated by the Rule. All political contributions to state candidates by covered persons are prohibited by the policy, even if the contribution at issue is not prohibited by the Rule. Exceptions may be granted only by the Adviser’s Chief Compliance Officer; such exceptions have been granted only in limited instances following individualized determinations that the contributions do not raise concerns under the Rule. There is no de minimis exception from the contribution prohibition for small contributions. All employees of the Adviser are subject to the Policy. Its application is not limited to the Adviser’s managing members, executive officers and other “covered associates” under the Rule. Employees’ spouses, domestic partners, and dependents living in the employees’ households are also fully subject to the Policy. The Adviser’s outside compliance vendor assists in administering the policy by monitoring federal, state, and local campaign finance databases for contributions by individuals affiliated with the Adviser and providing reports to the Adviser of any potential contributions. The vendor also provides a portal for individuals to request approval to make personal political contributions. The Adviser has contracted to receive these services from the vendor since 2020.

Prior to the Contribution, the Contributor attended at least eight compliance trainings discussing the policy between 2013 and October 2023. Also before the Contribution, the Contributor had completed a quarterly certification stating that he agreed to abide by the Policy in July 2025. Despite the training and certifications, given the personal nature of the solicitation, it did not occur to the Contributor at the time he made the Contribution that it was a political contribution subject to the Policy’s contribution prohibition.

III.	STANDARD FOR GRANTING AN EXEMPTION

In determining whether to grant an exemption, Rule 206(4)-5(e) provides that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (e.g., Federal, State or local); and (vi) the contributor’s apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

These factors weigh in favor of granting the relief requested in this Application.

IV.	STATEMENT IN SUPPORT OF EXEMPTIVE RELIEF

The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Client’s decisions to invest with Applicant and/or to establish advisory relationships have been made on an arm’s length basis free from any improper influence as a result of the Contribution. In support of that conclusion, Applicant notes that the Client’s decision to invest in the Adviser’s funds substantially predates the Contribution and the Official’s campaign for Governor. Additionally, at the time of the Contribution and the refund of the Contribution, and at the time of the Client’s decisions to invest with the Adviser, the Official had no influence over the Client’s investment-related decision-making, since he was a non-incumbent candidate for the office of Governor.

Furthermore, after the Adviser learned of the Contribution after reviewing a routine report provided by its political contribution monitoring vendor, the Adviser promptly sought and obtained a refund on behalf of the Contributor. The vendor’s report was received on September 29, 2025 and reviewed on or around October 14, 2025, and the refund was requested, initiated, and received on October 15, 2025, approximately one day after the Adviser’s discovery and less than two months after the date of the Contribution.

Given the nature of the Contribution, and the lack of any evidence that the Adviser or the Contributor intended to, or actually did, interfere with the Client’s merit-based process for the selection or retention of investment advisers, the interests of the Client are best served by allowing the Adviser and the Client to continue their relationship uninterrupted. Causing the Adviser to serve without compensation for the two-year period could result in a financial loss that is up to thousands of times the amount of the Contribution, depending on fund performance. The policy underlying the Rule is served by ensuring that no improper influence is exercised over investment decisions by governmental entities as a result of campaign contributions and not by withholding compensation as a result of unintentional violations.

The other factors suggested for the Commission’s consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation.

Policies and Procedures Before the Contribution. The Adviser adopted and implemented the Policy, which is fully compliant with, and more rigorous than, the Rule’s requirements well before the Contribution occurred. Under the Policy, political contributions to candidates for state office are prohibited, subject to rare exceptions when requested and obtained from the Adviser’s Chief Compliance Officer. No exception was requested or granted here. The Contributor received reminders of, and training regarding, the Policy in the years and months preceding the Contribution. The Adviser also retained an outside political contribution monitoring vendor which resulted in the Contribution being identified less than two months after it was made, over ten months before the Massachusetts 2026 primary election, and over one year before the general election.

Actual Knowledge of the Contribution. At no time did any employee or covered associate of the Adviser other than the Contributor have any knowledge that the Contribution had been made prior to discovery by the Adviser in October 2025.

Adviser’s Response After the Contribution. After learning of the Contribution, the Adviser and the Contributor took all available steps to obtain a return of the Contribution, including seeking and obtaining a refund from the Recipient. The Adviser then established an escrow account to custody compensation from the Client. The Adviser has notified the Client of the Contribution and the resulting two-year prohibition of compensation absent exemptive relief from the Commission. The Adviser has also notified the Client that all compensation attributable to the Client’s investments would be escrowed during the two-year period, pending the outcome of this Application.

The Adviser also took steps to limit the Contributor’s contact with any representative of the Client for the duration of the two-year period beginning August 27, 2025, including informing the Contributor that he could have no contact with any representative of the Client regarding the Adviser’s investment advisory business with the Client.

In response to the discovery of the Contribution, the Adviser has reminded its employees of the Policy, including the contribution prohibition. Further, the Adviser worked with outside counsel to perform a comprehensive review of the Applicant’s Policy and compliance program. Although the Policy was, as stated above, already more rigorous than the Rule’s requirement, the Adviser nevertheless modified the Policy to require semiannual reminders about the Policy, including the contribution prohibition. The Adviser also maintained its quarterly and annual certifications and annual training.

Status of the Contributor. The Contributor at the time of the Contribution was a “covered associate” of the Adviser.

Timing and Amount of the Contribution. As noted above, the Client’s advisory relationship with the Adviser as an investor in the Adviser’s funds predates the Contribution by more than 20 years. No other advisory relationship exists between the Client and the Adviser. The relationship was formed and the investments have been made on an arm’s length basis and neither the Contributor nor the Applicant took any action to obtain any direct or indirect influence from the Official related to the relationship between the Client and the Adviser. The Contributor was also permitted to vote in the election and could make aggregate contributions up to the $350 de minimis exception. The $1,000 Contribution exceeded the de minimis exception by only $650. The Contribution was also made to an individual who does not and did not hold state or local elective office and was fully refunded more than ten months before the Massachusetts 2026 primary election and more than one year before the Massachusetts 2026 general election.

Nature of the Election and Other Facts and Circumstances. The nature of the election and other facts and circumstances indicate that the Contributor’s apparent intent in making the Contribution was not to influence the selection or retention of the Adviser. The Contributor had a legitimate and purely personal, political interest in the outcome of the gubernatorial campaign. The circumstances surrounding the making of the Contribution further demonstrate that it was unrelated to the interests of the Adviser. As noted, the Contribution was made in response to a solicitation by a longtime personal friend, not in the context of the Contributor’s duties with the Adviser. In making the Contribution, the Contributor was primarily motivated by his personal friendship with the individual who solicited the Contribution and his acquaintance with the Official through his children’s school. The Client made no investments with the Adviser in the period between the Contribution and its refund. The Official also did not sit on the Client’s board nor have influence or appointment authority over the Client’s board or the Client’s investment-related decisions at the time of the Contribution.

The Contributor never spoke with the Official or anyone else about the Official’s potential authority over the Client’s investment decisions or the Official’s potential authority to appoint those with such authority. The Contributor never mentioned the Client, its relationship to the Adviser, or any other existing or prospective investors in the funds advised by the Applicant to the Recipient or the Official. The Contributor never told any prospective or existing investor in funds advised by the Applicant (including the Client) or any relationship manager at the Adviser about the Contribution.

Given the difficulty of proving a quid pro quo arrangement, the Applicant understands that adoption of a regulatory regime with a default of strict liability, like the Rule, is necessary. However, the Applicant appreciates the availability of exemptive relief at the Commission’s discretion where imposition of the two-year prohibition on compensation does not achieve the Rule’s purposes or would result in consequences disproportionate to the mistake that was made. The Applicant respectfully submits that such is the case with the Contribution. Neither the Adviser nor the Contributor sought to interfere with the Client’s merit-based selection process for advisory services, nor did they seek to negotiate higher fees or greater ancillary benefits than would be achieved in arm’s length transactions. In connection with the Contribution, the Adviser did not engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative, in particular given the absence of any communication or interaction with the candidate or the Client about the Contribution. The Applicant has no reason to believe the Contribution undermined the integrity of the market for advisory services or resulted in a violation of the public trust in the process for awarding contracts.

V.	PRECEDENT

The Applicant notes that the Commission granted exemptions from Rule 206(4)-5(a)(1) pursuant to Section 206A of Act and Rule 206(4)-5(e) similar to that requested here in Davidson Kempner Capital Management LLC, Investment Advisers Act Release Nos. IA-3693 (October 17, 2013) (notice) and IA-3715 (November 13, 2013) (order) (the “Davidson Kempner Application”), Crestview Advisors, LLC, Investment Advisers Act Release Nos. IA-3987 (December 19, 2014) (notice) and IA-3997 (January 14, 2015) (order) (“Crestview Application”), T. Rowe Price, Investment Advisers Act Release Nos. IA-4046 (March 12, 2015) (notice) and IA-4058 (April 8, 2015) (order) (“T. Rowe Price Application”), BlackRock Advisers, LLC et al., Investment Advisers Release Nos. IA-4912 (May 11, 2018) (notice) and IA-4937 (June 6, 2018) (order) (“BlackRock Application”), Generation Investment Management US LLP & Generation Investment Management LLP, Investment Advisers Act Release Nos. IA-5213 (March 26, 2019) (notice) and IA-5227 (April 23, 2019) (order) (“Generation Application”), D.B. Fitzpatrick & Co., Inc., Investment Advisers Release Nos. IA-5475 (April 9, 2020) (notice) and IA-5496 (May 5, 2020) (order) (“D.B. Fitzpatrick Application”), and J.P Morgan Investment Management Inc., Investment Advisers Release Nos. IA-6244 (February 16, 2023) (notice) and IA-6261 (March 14, 2023) (order) (“J.P. Morgan Application”). The facts and representations made in this Application are, in many respects, largely consistent with the above applications, with key similarities and differences that further weigh in favor of granting the exemption requested herein.2 Specifically:

Nature of the Election and Other Facts and Circumstances. In the Generation Application, the contribution was made after the contributor’s neighbor sent the contributor a text message invitation to a fundraising event for the official’s campaign. The contributor was acquainted with the official because the contributor’s children and the official’s children attended the same school. The contributor made a contribution motivated by his neighbor’s request and the school relationship. Similarly, the Contribution here was motivated by the request from the Contributor’s longtime personal friend and the school relationship with the Official, not by any desire to influence the Client’s relationship with the Adviser. Also, as in the D.B. Fitzpatrick Application, the contribution at issue was made in a moment during which the contributor failed to recognize the regulatory implications of his actions.

2 In addition, the Commission has also granted an exemption to Ares Real Estate Management Holdings, LLC, Investment Advisers Act Release Nos. IA-3957 (October 22, 2014) (notice) and IA-3969 (November 18, 2014) (order), Crescent Capital Group, LP, Investment Advisers Release Nos. IA-4140 (July 14, 2015) (notice) and IA-4172 (August 14, 2015) (order), Starwood Capital Group Management, LLC, Investment Advisers Act Release Nos. IA-4182 (August 26, 2015) (notice) and IA-4203 (September 22, 2015) (order), Fidelity Management & Research Company and FMR Co., Inc., Investment Advisers Release Nos. IA-4220 (October 8, 2015) (notice) and IA-4254 (November 3, 2015) (order), Brookfield Asset Management Private Institutional Capital Adviser US, LLC et. al., Investment Advisers Act Release Nos. IA-4337 (February 22, 2016) (notice) and IA-4355 (March 21, 2016) (order), Angelo, Gordon & Co., LP, Investment Advisers Act Release Nos. IA-4418 (June 10, 2016) (notice) and IA-4444 (July 6, 2016) (order), Brown Advisory LLC, Investment Advisers Act Release Nos. IA-4605 (January 10, 2017) (notice) and IA-4672 (February 7, 2017) (order), Stephens Inc., Investment Advisers Release Nos. IA-4797 (October 18, 2017) (notice) and IA-4810 (November 14, 2017) (order), PNC Capital Advisors, LLC, Investment Advisers Act Release Nos. IA-4825 (December 8, 2017) (notice) and IA-4838 (January 3, 2018) (order), Apollo Management, L.P., Investment Advisers Release Nos. IA-5068 (November 28, 2018) (notice) and IA-5102 (January 28, 2019) (order), AEW Capital Management, L.P., Investment Advisers Release Nos. IA-6224 (January 24, 2023) (notice) and IA-6245 (February 22, 2023) (order), Calmwater Asset Management, Investment Advisers Release Nos. IA-6221 (January 19, 2023) (notice) and IA-6238 (February 14, 2023) (order), True Venture Management, L.L.C., Investment Advisers Release Nos. IA-6932 (December 11, 2025) (notice) and IA-6937 (January 8, 2026) (order), and Parametric Portfolio Associates LLC, Investment Advisers Release Nos. IA-6931 (notice) (December 11, 2025) and IA-6938 (order) (January 8, 2026).

Further, in the Davidson Kempner Application, the contribution was made to the incumbent State Treasurer of Ohio who, at the time, was campaigning for a U.S. Senate seat. The Davidson Kempner contributor did not reside in Ohio and thus could not vote for the Official. In contrast, the Contribution in this Application was made to a gubernatorial candidate for whom the Contributor was entitled to vote.

Moreover, in the J.P. Morgan Application, the contribution was made to the incumbent mayor of Tallahassee who was running for reelection and who sat on the client’s board. The contribution at issue in the T. Rowe Price Application was similarly to the sitting Governor of Wisconsin, who had appointment authority over the client’s board. In contrast, the Contribution here was made to an Official who, at the time of the Contribution and refund, did not hold any public office and was a non-incumbent candidate who did not have the ability to influence the Client’s investment decisions.

Interactions with the Official. In the Davidson Kempner Application, the contributor’s contact with the recipient of the relevant contributions included a lunch meeting, a brief exchange of emails later that same afternoon, and possibly a subsequent phone call confirming the contributor’s intent to contribute. In contrast, the Contributor in this Application has interacted with the Official only with regard to personal, school matters and the two have not discussed the Applicant’s business. Further, as described above, the Contributor made the Contribution in response to a solicitation from a personal friend and did not attend the associated campaign event.

Amount of Contribution. In the BlackRock Application, the contributor made a $2,700 contribution to John Kasich’s presidential campaign. In the Davidson Kempner Application, the contributor and his wife each made a $2,500 contribution to the sitting Ohio State Treasurer for his campaign for United States Senator. In the Crestview Application, the contributor donated $2,500 to the sitting Texas State Governor’s campaign for the office of President of the United States. The contribution in the Davidson Kempner Application was to an election in which the contributor was not eligible to vote. In this Application, the amount of the Contribution, $1,000, is substantially less than the amount of the contributions in these applications and the Contributor was eligible to vote in the Official’s election.

Knowledge of the Contribution. In the Davidson Kempner Application, the contributor informed the applicant’s executive managing member of his interest in the relevant official and intention to meet with the official. In contrast, none of the Applicant’s officers or employees, other than the Contributor, had any knowledge of the Contributor’s intention to contribute, or that the Contribution had been made, until the discovery of the Contribution in October 2025. In this regard, it is similar to the Generation Application, in which the adviser only learned of the contribution during its annual mock audit.

Status of the Contributor. While the Contributor in this matter is a managing director of the Adviser, the Applicant notes that the Commission granted an exemption in the Generation matter, in which the contributor was an executive officer of the adviser. Similarly, at the time of the contribution at issue in the D.B. Fitzpatrick Application, the contributor was the adviser’s Chief Executive Officer, a position which he had held since the adviser’s founding.

Discovery of the Contribution. In the T. Rowe Price Application, the adviser discovered the contribution over two years after it was made. In contrast, the Applicant discovered the Contribution less than two months after the date of the Contribution. To promptly identify and remedy contributions that violate its Policy, the Contributor also retains an outside compliance vendor to proactively monitor political contribution databases. The vendor’s engagement led to discovery of the Contribution here.

Client Investments After the Contribution. In the Davidson Kempner Application, a government entity with respect to the State of Ohio invested in the applicant’s fund subsequent to the contribution that triggered the two-year compensation ban. In contrast, the Client in this matter has a longstanding advisory relationship with the Adviser that significantly predates the Contribution by over two decades. And like the BlackRock Application, there has been no increase in the amount of the Client’s investment advisory business with the Adviser since the Contribution.

The Applicant believes that the same policies and considerations that led the Commission to grant relief in the Davidson Kempner, D.B. Fitzpatrick, Generation, and other applications the Commission has previously granted are present here. As in those instances, the imposition of the Rule would result in consequences vastly disproportionate to the amount of the contribution. Moreover, the differences between this Application and the Davidson Kempner, BlackRock, Crestview, T. Rowe Price, and J.P. Morgan Applications weigh even further in favor of granting the relief requested herein.

VI.	REQUEST FOR ORDER

The Applicant seeks an order pursuant to Section 206A of the Act, and Rule 206(4)-5(e) thereunder, exempting it, to the extent described herein, from the two-year prohibition on compensation required by Rule 206(4)-5(a)(1) under the Act, to permit the Applicant to receive compensation for investment advisory services provided to the Client within the two-year period following the Contribution identified herein to an Official of such government entity by a covered associate of the Applicant.

Conditions. The Adviser agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)           The Contributor will be prohibited from discussing any business of the Applicant with any “government entity” client or prospective client for which the Official is an “official,” each as defined in Rule 206(4)-5(f), until August 27, 2027.

(2)           The Contributor will receive written notification of this condition and will provide a quarterly certification of compliance until August 27, 2027. Copies of the certifications will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicant, and be available for inspection by the staff of the Commission.

(3)           The Applicant will conduct testing reasonably designed to prevent violations of the Conditions of this Order and maintain records regarding such testing, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicant, and be available for inspection by the staff of the Commission.

VII.	CONCLUSION

For the foregoing reasons, the Applicant submits that the proposed exemptive relief, conducted subject to the representations set forth above, would be fair and reasonable, would not involve overreaching, and would be consistent with the general purposes of the Act.

VIII.	PROCEDURAL MATTERS

On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Applicant, which has signed and filed this Application, is fully authorized to do so.

The Applicant requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Dated: July 28, 2026

Respectfully submitted,

Berkshire Partners LLC

By:	/s/ Sharlyn C. Musslewhite
Sharlyn C. Musslewhite
Managing Director and General Counsel
Berkshire Partners LLC

Exhibit Index

Exhibit A: Authorization of Berkshire Partners LLC	Page A-1

Exhibit B: Verification of Berkshire Partners LLC	Page B-1

1

Exhibit A

Authorization of Berkshire Partners LLC

All requirements of the Twelfth Amended and Restated Limited Liability Company Agreement of Berkshire Partners LLC (as amended by Amendment No. 1 to such agreement dated as of January 1, 2014, and as further amended and restated from time to time) have been complied with in connection with the execution and filing of this Application. Berkshire Partners LLC represents that the undersigned individual is authorized to file this application pursuant to such Agreement.

Berkshire Partners LLC

/s/ Sharlyn C. Musslewhite
Name:	Sharlyn C. Musslewhite
Title:	Agent and Designee of Berkshire Partners LLC
Dated:	July 28, 2026

A-1

Exhibit B

Verification of Berkshire Partners LLC

United States, Boston, Massachusetts

The undersigned states that she has duly executed the attached Application, dated July 28, 2026, for and on behalf of Berkshire Partners LLC; that she is the Agent and Designee of such limited liability company; and that all action by Berkshire Partners LLC necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Sharlyn C. Musslewhite
Name:	Sharlyn C. Musslewhite
Title:	Agent and Designee of Berkshire Partners LLC
Dated:	July 28, 2026

B-1

BERKSHIRE PARTNERS LLC

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, Berkshire Partners LLC, a limited liability company organized and existing under the laws of the State of Massachusetts, United States of America, having its primary business address located at 200 Clarendon Street, 35th Floor Boston, MA 02116 (the “Company”), hereby makes, constitutes and appoints Sharlyn C. Musslewhite, General Counsel, (the “Attorney”), as its true and lawful attorney-in-fact to act on behalf of the Company with full power to act in its name, place and stead to do the following:

1)	to execute and deliver all documents necessary or required, in connection with an application to the Securities and Exchange Commission; and

2)	to represent the Company in all other acts related to the foregoing.

3)	Notwithstanding the foregoing, the Attorney may not execute powers of attorney, guarantees, comfort letters or other letters of support issued by the Company in respect of obligations of any of the Company’s affiliates or subsidiaries.

This power of attorney (the “Power of Attorney”) shall be effective as of the date hereof and shall remain in full force and effect until the earlier of: (i) a period of one year from the date hereof; (ii) the date this Power of Attorney is revoked or terminated by Berkshire Partners LLC; (iii) such time as the Attorney’s ordinary course of employment does not require such Attorney to take the actions authorized above; or (iv) the date the Attorney shall no longer be in the employ of Berkshire Partners LLC or a subsidiary or affiliate thereof.

Previous lawful actions taken by the Attorney on behalf of Berkshire Partners LLC in accordance with the terms of this Power of Attorney prior to the effective date of this Power of Attorney are hereby ratified and confirmed.

The authority granted to the Attorney by this Power of Attorney is not transferable or delegable to any other party or entity.

This Power of Attorney shall be deemed to be made under, and shall be governed by and construed in accordance with, the laws of the State of Massachusetts, without regard to its conflict of laws rules.

(Signature page follows)

B-2

IN WITNESS WHEREOF, the Company has caused this Power of Attorney to be executed by its duly authorized officer on the 28th day of July, 2026.

Berkshire Partners LLC

/s/ Michael C. Ascione
Name: Michael C. Ascione
Title: Co-Managing Partner

B-3